Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(in millions, except ratios)	2007	2008	2009	2010	2011
Earnings:
Pre-tax income from continuing operations	$5,674	$5,854	$8,381	$10,796	$12,326
Add:
Fixed charges	56	108	109	103	185

Pre-tax income from continuing operations plus fixed charges	$5,730	$5,962	$8,490	$10,899	$12,511

Fixed charges:
Interest expense and amortization of capitalized expenses related to indebtedness	$1	$3	$1	$5	$58
Estimated interest component included in rent expense	55	105	108	98	127

Total fixed charges	$56	$108	$109	$103	$185

Ratio of earnings to fixed charges	103	55	78	106	68